April 24, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Father Time, Inc. (the “Company”)

Registration Statement on Form S-1, File No. 333-231875

Request for Withdrawal

Ladies and Gentlemen:

On behalf of Father TTime, Inc. (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-231875), filed on May 31,2019, as amended on June 6, 2019, September 26, 2019, November 20, December 4, 2019 and December 6, 2019, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The Company requests that the Commissions consent to the withdrawal of the Registration Statement on the grounds that the Corporation acquired technology in exchange for Preferred Stock, thereby acquiring control of the Company. Even though the registration statement was declared effective, no registered shares of the Company were sold and the Company wished to reregister the shares. The Company is in the process of filing and 8K and a Super 8K as well as a new Form S-1. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the foregoing application for withdrawal, please contact Robert Waligunda at 571-277-3506.

Sincerely,

Father Time, Inc.

By: /s/ Trevor Doerksen Trevor Doerksen, Chief Executive Officer, Chief Financial Officer and Director

cc: Mathew Mcmurdo, Nannarone & Mcmurdo, LLP